Exhibit 99.1

News Release
Contact:      Walt Standish, President and Chief Executive Officer
                      843.916.7813
                      Dick Burch, Executive Vice President and Chief Financial Officer
                      843.916.7806

FOR IMMEDIATE RELEASE

Beach First Earnings Grow 130% in Second Quarter

Myrtle Beach, SC, July 18, 2006 - Beach First National Bancshares, Inc. (NASDAQ: BFNB) today announced that earnings for the six months ended June 30, 2006 grew 130.1%, when compared with the same period last year.

Net income for the three months ended June 30, 2006, increased 114.6%, totaling $1,423,091, or $0.44 per diluted share, when compared to the $663,251, or $0.29 per diluted share, reported for the quarter ended June 30, 2005. There was double digit growth in earnings, deposits, and loans as compared to June 30, 2005. Total assets grew to $461.9 million, an increase of 45.6% from the same period a year ago. Total deposits grew to $370.7 million, an increase of 48.9% from the same period a year ago. Total loans grew to $380.6 million, a 52.3% increase over the same period a year ago. Net income includes a one time gain of $366,030 on the sale of real estate and approximately $163,800 in one time expenses related to the formation of the mortgage division. (See reconciliation of GAAP to non-GAAP below).

Beach First National Bancshares, Inc. provides non-GAAP measures for operating income, net income and net income per share data as supplemental information regarding Beach First National Bancshares’ core business operational performance. Beach First National Bancshares believes that these non-GAAP financial measures are an indication of Beach First National Bancshares’ baseline performance before gains, losses or other charges that are considered by management to be outside Beach First National Bancshares’ core business operational results. Beach First National Bancshares uses core business operational results for its internal budgeting and measurement purposes and to develop its perspective and understanding of Beach First National Bancshares performance historically, currently and prospectively. The core business operational results are also used by Beach First National Bancshares to provide a consistent method of comparison to historical periods and to the performance of competitors and peer group companies.

Net income for the six months ended June 30, 2006, increased 130.1%, totaling $2,634,898, or $0.81 per diluted share, when compared to the $1,145,101, or $0.52 per diluted share, reported for the six months ended June 30, 2005.

Return on average shareholders’ equity was 12.88% for the six months ended June 30, 2006 (annualized), compared to 11.52 % for the six months ended June 30, 2005(annualized). The net interest margin was 4.50% for the period ended June 30, 2006, when compared to 4.51% for the same period a year ago. Book value per share was $12.86 per share at June 30, 2006, compared to $11.92 per share at June 30, 2005.

Walt Standish, president and chief executive officer, said, “Our financial performance is attributed to robust growth in the balance sheet with deposits and loans showing strong gains. During the second quarter, we greatly expanded our mortgage lending operations, adding more than 35 originators and closers, along with mortgage loan production offices in Little River and in North Carolina, Virginia, and Maryland. We also began preparations for the move to our new headquarters on Grissom Parkway to take place later this fall.”

Beach First National Bancshares, Inc. is the parent of Beach First National Bank, a $462 million financial institution headquartered in Myrtle Beach, South Carolina. Beach First operates six banking locations in Myrtle Beach, Surfside Beach, North Myrtle Beach, Pawleys Island, and Hilton Head Island, South Carolina, and offers a full line of banking products and services, including NetTeller internet banking and mortgage lending. The company’s stock trades on the NASDAQ Global Market under the symbol BFNB and the website is www.beachfirst.com.

Certain statements in this news release contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future plans and expectations, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties, and other factors, such as a downturn in the economy, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by our company or any person that the future events, plans, or expectations contemplated by our company will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Beach First National Bancshares, Inc. and Subsidiary
Myrtle Beach, South Carolina
Consolidated Balance Sheets

	June 30,		December 31,
	2006	2005	2005
	(unaudited)	(unaudited)	(audited)
ASSETS
Cash and due from banks	$7,656,305	$5,554,721	$4,284,868
Federal funds sold and short term investments	1,140,600	9,951,047	25,521,071
Investment securities available for sale	55,981,528	42,618,511	43,975,876
Loans, net	375,325,808	246,481,357	307,424,435
Federal Reserve Bank stock	984,000	309,000	534,000
Federal Home Loan Bank stock	2,318,100	1,336,400	2,011,400
Premises and equipment, net	9,573,056	5,118,058	6,672,507
Cash value life insurance	3,361,903	3,240,520	3,301,417
Other assets	5,517,653	2,680,283	3,663,660

Total assets	$461,858,953	$317,289,897	$397,389,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Deposits
Noninterest bearing deposits	$32,062,917	$30,108,671	$31,152,603
Interest bearing deposits	338,648,329	218,839,604	279,741,607

Total deposits	370,711,246	248,948,275	310,894,210
Advances from Federal Home Loan Bank	32,500,000	19,000,000	34,000,000
Other borrowings	4,971,581	-	1,504,009
Junior subordinated debentures	10,310,000	10,310,000	10,310,000
Other liabilities	2,546,114	1,264,036	1,555,602

Total liabilities	421,038,941	279,522,311	358,263,821

SHAREHOLDERS’ EQUITY:
Common stock, $1 par value; 10,000,000 shares
authorized; shares issued and outstanding - 3,174,508 at
June 30, 2006, 3,168,458 at June 30, 2005, and 3,169,958
at December 31, 2005	3,174,508	3,168,458	3,169,958
Paid-in capital	30,215,895	30,355,287	30,157,843
Retained earnings	9,148,480	4,299,040	6,513,582
Accumulated other comprehensive income (loss)	(1,718,871)	(55,199)	(715,970)

Total shareholders’ equity	40,820,012	37,767,586	39,125,413

Total liabilities and shareholders’ equity	$461,858,953	$317,289,897	$397,389,234

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Myrtle Beach, South Carolina
Consolidated Statements of Income
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
INTEREST INCOME
Interest and fees on loans	$14,623,038	$7,965,420	$7,799,168	$4,329,777
Investment securities	1,262,116	840,818	679,972	447,096
Fed funds sold & short term investments	236,985	73,290	86,675	43,091

Total interest income	16,122,139	8,879,528	8,565,815	4,819,964

INTEREST EXPENSE
Deposits	5,850,959	2,442,335	3,154,070	1,362,078
Advances from the FHLB and federal funds purchased	687,414	275,201	345,525	150,336
Junior subordinated debentures	366,827	209,513	189,580	140,500

Total interest expense	6,905,200	2,927,049	3,689,175	1,652,914

Net interest income	9,216,939	5,952,479	4,876,640	3,167,050

PROVISION FOR POSSIBLE LOAN LOSSES	1,187,400	1,099,000	665,200	599,000

Net interest income after provision
for possible loan losses	8,029,539	4,853,479	4,211,440	2,568,050

NONINTEREST INCOME
Service fees on deposit accounts	261,948	282,269	133,982	141,807
Gain on sale of loan	60,392	14,610	38,133	-
Gain (Loss) on sale of investment securities	-	9,665	-	10,195
Income from cash value life insurance	70,526	46,899	35,676	21,561
Mortgage loan referral fees	120,874	106,317	54,489	66,497
Other income	759,026	95,387	698,967	51,907

Total noninterest income	1,272,766	555,147	961,247	291,967

NONINTEREST EXPENSES
Salaries and wages	2,489,799	1,652,258	1,466,316	858,092
Employee benefits	433,710	324,962	199,403	153,456
Supplies and printing	59,361	49,522	30,922	23,206
Advertising and public relations	172,783	136,945	89,268	63,974
Legal and professional fees	269,176	148,770	191,654	76,062
Depreciation and amortization	250,125	259,375	119,723	132,891
Occupancy	405,889	361,866	216,405	178,051
Data processing fees	246,776	220,211	129,807	110,523
Other operating expenses	859,209	460,686	505,538	230,701

Total noninterest expenses	5,186,828	3,614,595	2,949,036	1,826,956

Income before income taxes	4,115,477	1,794,031	2,223,651	1,033,061

INCOME TAX EXPENSE	1,480,579	648,930	800,560	369,810

Net income	$2,634,898	$1,145,101	$1,423,091	$663,251

BASIC NET INCOME PER COMMON SHARE	$.83	$.54	$.45	$.30

DILUTED NET INCOME PER COMMON SHARE	$.81	$.52	$.44	$.29

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries.
Myrtle Beach, South Carolina
Consolidated Statements of Income
(Unaudited)

Asset Quality Ratios and Other Data	June 30, 2006	June 30, 2005	December 31, 2005

(In thousands)

Total nonperforming loans	$1,696	$533	$1,111

Allowance for loan losses	5,329	3,434	4,364

Nonperforming loans as a percent of total loans	0.45%	0.21%	0.36%

Nonperforming assets, past due and
restructured loans to total assets	0.37%	0.17%	0.28%

Net charge-offs to average total loans	0.06%	0.04%	0.10%

Allowance for loan losses to total loans	1.40%	1.37%	1.40%

Allowance for loan losses to
nonperforming loans	314.31%	644.85%	392.80%

	For the three months		For the Year ended
	Ended June 30,		December 31,
	2006	2005	2005

Interest rate spread	3.95%	4.14%	4.10%

Net interest margin	4.50%	4.51%	4.67%

	Six Months		Three Months
Reconciliation of GAAP to Non-GAAP Measures	Ended June 30,		Ended June 30,
	2006	2005	2006	2005

Net income, as reported (GAAP)	$2,634,898	$1,145,101	$1,423,091	$663,251
Non-operating items:
Gain on sale of assets, net of income taxes	(366,030)	-	(366,030)	-

One time expenses related to formation of mortgage
division, net of income taxes	163,800	-	163,800	-

Operating earnings (net income, excluding non-operating
items)	$2,432,668	$1,145,101	$1,220,861	$663,251

Basic net income per common share, as reported	.83	.54	.45	.30

Diluted net income per common share, as reported	.81	.52	.44	.29

Basic net income per common share, adjusted non-GAAP	.77	.54	.39	.30

Diluted net income per common share, adjusted non-GAAP	.75	.52	.38	.29